Full Value Partners L.P.
Park 80 West-Plaza 2
Suite C04
Saddle Brook, NJ 07663
(201) 556-0092
Fax: (201) 556-007

December 4, 2006

Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Dear Mr. Panos:

We received your letter dated November 29, 2006 about
our proxy
solicitation in connection with the annual meeting of
Gyrodyne
Company of America, Inc. ("GYRO").

First, to the extent the proxy rules serve to bar or chill
truthful speech or require a proxy contestant to provide
information that would not materially change the total mix
of
information necessary for a reasonable investor to cast an
informed vote, they are unconstitutional. In a comment
letter
to the Commission dated June 13, 2006, my partner, Phillip
Goldstein elaborated on the unconstitutionality of the proxy
rules, in particular, the pre-filing of proxy material:

The Proxy Rules and the First Amendment

Some of the proxy rules and procedures are almost
certainly
unconstitutional when applied to proxy contests because
they
purport to proscribe speech or have the effect of chilling it.
For example, there is little doubt that a court would find
that the requirement to pre-file contested proxy materials
along with the staff's review/comment/response procedure
constitute a scheme of "prior restraint," i.e., the censorship
or chilling of protected speech prior to a full, adversarial,
and final adjudication of the legality of the speech.
As the Supreme Court has repeatedly made clear, "[a]ny
system
of prior restraints of expression comes to this Court bearing
a heavy presumption against its constitutional validity."(1)
Generally, a government agency may not engage in prior
restraint of speech absent "a clear and present danger," (2)
a standard that would be virtually impossible to meet in the
context of a contested proxy solicitation. Much of what
staff
reviewers do conflicts with what the Supreme Court said in
New York Times v. Sullivan, 376 U.S. 254 (1964):
"Authoritative
interpretations of the First Amendment guarantees have
consistently
refused to recognize an exception for any test of truth -
whether
administered by judges, juries, or administrative officials -
and
especially one that puts the burden of proving truth on the
speaker."
The obvious -- and only -- solution is to abandon the
review/comment/response procedure for contested
solicitations.

In addition to being at odds with First Amendment
jurisprudence,
staff review of contested solicitation materials is a poor
use of the Commission's (and proxy contestants')(3)

resources.

Too many staff comments deal with minutiae or demand the basis for

the soliciting person's opinions rather than, as [Release No. 34-

31326 (the "Release")] advocated, allowing the opposing party to counter

opinions it deems objectionable. Comments asserting real fraud are rare. It

seems as if staffers are expected to produce many comments and they do that by

demanding a factual basis for almost every opinion. This may be partly a

result of the silly examples of "misleading" statements in the note to

rule 14a-9. In the Release, the Commission explained why rule 14a-9

is needed, i.e. "to deal with the problem that would arise if a

shareholder was advised that his or her shares were going to be

voted on the election of directors and auditors, and instead the

proxy was used to vote, for example, in favor of a merger with another

company owned by insiders on unfavorable terms." Compare that sort of

outright fraud with the trivial examples of misleading statements in

the note to rule 14a-9:

a.   Predictions as to specific future market values. (4)

b.   Material which directly or indirectly impugns character, integrity

or personal reputation, or directly or indirectly makes charges

concerning improper, illegal or immoral conduct or associations,

without factual foundation.

c.   Failure to so identify a proxy statement, form of

proxy and other
soliciting material as to clearly distinguish it from the
soliciting
material of any other person or persons soliciting for the
same
meeting or subject matter.
d.   Claims made prior to a meeting regarding the
results of a
solicitation.(5)
Certainly, none of these things rise to the level of advising
"a shareholder . . . that his or her shares [are] going to be
voted on the election of directors and auditors,
and instead [using] the proxy . . . to vote . . . in favor of
a merger with another company owned by insiders on
unfavorable terms."
Staffers should be reassigned from unproductive (and
illegal) censorship duty
to more useful tasks. Another proxy rule that is almost
certainly unconstitutional
is rule 14a-4(d) because it proscribes a soliciting person
from disclosing the
names of the persons for whom the proxy holder will vote.
Moreover,
such forced nondisclosure of material information may be
inherently
misleading and sets up a "Catch 22" between compliance
with rule 14a-4(d)
and compliance with rule 14a-9. There is little doubt that
rule 14a-4(d)
would be invalidated by a court to the extent it proscribes
someone from
providing truthful information to shareholders. On a
number of occasions, the Supreme Court has invalidated
laws that purport to bar
truthful speech. Recently, in Thomson v. Western States
Medical Center (2002),
the Court invalidated an FDA regulation that barred
pharmacists from providing
truthful information about a certain class of drugs, stating:

"We have previously
rejected the notion that the Government has an interest in
preventing the
dissemination of truthful commercial information in order
to prevent members of
the public from making bad decisions with the
information."

There are other provisions of the proxy rules that violate
the First Amendment
when applied to a contested solicitation. In general, any
rule for contested proxy
solicitations that would be unconstitutional if applied to an
election for political
office is unconstitutional and should be abandoned. As the
Release stated: "A
regulatory scheme that inserted the Commission staff and
corporate management
into every exchange and conversation among shareholders,
their advisors and
other parties in matters subject to a vote certainly would
raise serious questions
under the free speech clause of the First Amendment
particularly where no proxy
authority is being solicited by such persons. (Emphasis
added.) There is no
apparent legal basis to assign a lower degree of First
Amendment protection to the
speech of persons that do solicit proxy authority. (6)
Therefore, the Commission
should direct the staff to thoroughly review the proxy rules
and related
Commission practices and promptly rescind any ones that
conflict with the First
Amendment.

Also, any rule regulating proxy contests must be applied
equitably to all contestants.
Since GYRO's management did not file preliminary proxy

materials, we should not be
required to do so. A belated self-serving determination that
it will declare our
nominations and proposal "out of order" does not excuse a
failure to pre-file or to
disclose material information.

As you know, we sent a letter to GYRO on October 30,
2006 advising it that we would be
soliciting competing proxies and specifically asking it to
"advise us immediately if this
notice is deficient in any way so that we can promptly cure
any deficiency." GYRO did
not respond. On November 13, 2006, management filed a
definitive proxy statement
which stated: "Management does not know of any other
matters that may be presented."
Because management never filed a preliminary proxy
statement, we e-mailed you
immediately as follows:

On 10/30, we notified management of Gyrodyne (and made
a filing on 11/7) that
we would be nominating directors at the meeting scheduled
for Dec. 7.
Management ignored us and filed definitive proxy
materials today which falsely
states: "Management does not know of any other matters
that may be presented."
Management never filed preliminary materials. With the
meeting so close, it
would significantly disadvantage us to have to file
preliminary proxy material and
wait ten days. The proxy rules must be applied equally to
all. Therefore, unless
the staff takes action to postpone the meeting and to allow a
level playing field,
we intend to also file definitive proxy materials only
ASAP. Otherwise, we risk

losing as a result of NYSE rule 452 broker voting rule and management's
cheating.

Do you have another suggestion ? Please advise.

You did not respond to our email so we filed our definitive proxy material on November
14, 2006 so as not to be disadvantaged by management's gun jumping improper end run
around the requirement to make a preliminary filing. After receiving a letter from GYRO
dated November 15, 2006 in which it threatened to declare our nominations "out of
order" we responded via letter dated November 17, 2006 stating that such an action
would be illegal and that we would litigate if necessary. Management has never
disclosed either of our letters or the true nature of the advance notice dispute.

Mr. Goldstein has advised you of several cases in which a court invalidated enforcement
of an advance notice bylaw where a material event occurred after the deadline. Dennis J.
Block of Cadwalader Wickersham & Taft LLP is GYRO's outside counsel and has co-
written a treatise entitled The Business Judgment Rule that discusses a number of such
cases so he knows that we would likely prevail if we file a lawsuit.(7)   Yet management
made no preliminary proxy filing and still has not provided a candid analysis of the
legality of its position. Unless and until management discloses the true nature of the
dispute about its threat to refuse to count all proxies submitted and that it may be
breaching its fiduciary duty if it refuses to do so, it would be inequitable for the

Commission to require us to tell shareholders that their proxies may not be counted.
Moreover, it would be materially misleading for us to unilaterally "affirmatively indicate
the participants have committed a federal securities law violation" without a fair
presentation of the mitigating facts and circumstances set forth above. It would also be
inequitable if GYRO management is not required to make a similar admission especially
since management unquestionably violated the federal securities laws by sending
definitive proxy materials to GYRO's shareholders without filing them.

None of the other information you asked us to provide is material under the standard set
forth in TSC Industries, Inc. v. Northway.   That materially standard is summarized in the
Commission's June 2004 amicus brief to the United States Court of Appeals for the
Second Circuit in Merritt v. Merrill Lynch:

A fact is "material" "if there is a substantial likelihood that a reasonable
shareholder would consider it important" in making an investment decision. Basic
Inc. v. Levinson, 485 U.S. 224, 231, 234 (1988), quoting TSC Industries, Inc. v.
Northway, 426 U.S. 438, 449 (1976). For an omission to be material, "there must
be a substantial likelihood that the disclosure of the omitted fact would have been
viewed by the reasonable investor as having significantly altered the "total mix" of
information made available." Id. at 231-32. In other words, the "role of the
materiality requirement" is "to filter out essentially useless information that a

reasonable investor would not consider significant, even as part of a larger "mix"
of factors to consider in making an investment decision."
Id. at 234. A materiality
challenge may be resolved on the pleadings if the plaintiff failed sufficiently to
allege that the omissions were materially misleading, and summary judgment may
be granted if reasonable minds cannot differ on the question of whether they were
so; otherwise, the issue is for the trier of fact. See TSC Industries, 426 U.S. at
438.

Since we have not omitted any material fact, i.e., one that would significantly alter the
total mix of information made available to any reasonable investor, we do not intend to
make any additional filings. We also note that much of the information you asked us to
provide in your paragraph 5 is not required under rule 14a-5(c). Also, as a practical
matter there is no benefit to be gained through additional responses to staff comments
because unless the meeting is postponed as we requested, shareholders will not have a
fair opportunity to digest all this information.

Finally, it is inappropriate to ask for and we will not provide any statement that would
compromise our ability to present a zealous defense in connection with any proceeding.

Very truly yours,

Andrew Dakos
Managing Member
Full Value Advisors L.L.C.
General Partner

 (1)Bantam Books, Inc. v. Sullivan, 372 U.S. 58, 70 (1963)

 (2)Schenck v. United States, 249 U.S. 47 (1919)

 (3)Since most proxy contestants engage a lawyer to deal with the SEC staff, the
filing/review/comment/response process can impose significant legal costs on a
challenger in a proxy contest. Management's lawyers are paid with the company's
funds so the process tilts the playing field in management's favor.

 (4)This example may have been superseded by Congress when it adopted the Private
Securities Litigation Reform Act of 1995 ("PSLRA"). The PSLRA established
several safe harbors for certain "forward-looking statements." The Eleventh
Circuit in Harris v. Ivax Corporation, 182 F.3d 799 (11th Cir. 1999), held that
one such safe harbor applies to any statement about a company
"whose truth or falsity is discernible only after it is made." As the court
explained, Congress' intent was "to loosen the 'muzzling effect' of
potential liability for forward-looking statements, which often kept
investors in the dark about what management foresaw for the company."
Similarly, nothing in rule 14a-9 should encourage a

"muzzling effect" on
forward-looking statements made by proxy
contestants.

(5)Id.

(7)We believe the Commission's staff generally has a poor
understanding of
the standard a court will apply in a case in which a board
takes an action
that has a direct adverse impact on the shareholder
franchise. When such an action
is challenged, a court does not defer to the board's business
judgment. Instead, it
seeks to determine if the primary purpose of the action is to
thwart shareholder
action. If it finds that to be the primary purpose, a court
will declare the action
to be a breach of fiduciary duty and invalidate it unless the
board can demonstrate a
compelling purpose for its action. Since the "compelling
purpose" standard is
almost insurmountable, a finding that the primary purpose
of a board action
is to thwart a shareholder vote is effectively outcome
determinative.
Hopefully, this summary will enlighten the staff so that in
the future
it will be more skeptical about the sort of board actions that
are of
dubious legality.